One of the fund's investment policies has been amended to provide that the fund may invest significantly in securities of companies in the financial sector, although it will not invest more than 25% of its total assets in any single industry within the financial sector. Previously, the fund was permitted to invest up to 25% across the entire financial sector and therefore limited the fund's ability to invest in the individual industries within this sector. Please note that this change does not in any way supercede the core requirements that the fund invest: (i) at least 40%, but no more than 60%, of its total assets in common stocks issued by real estate companies, such as REITs and (ii) at least 40%, but no more than 60%, of its total assets in preferred securities.